Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-165858, 333-165858-01

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

EFIH FINANCE INC.

SUPPLEMENT NO. 3 TO

MARKET MAKING PROSPECTUS DATED

APRIL 12, 2010

THE DATE OF THIS SUPPLEMENT IS JULY 20, 2010

On July 16, 2010, Energy Future Intermediate Holding Company LLC filed the attached Periodic Report on Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – July 16, 2010

Energy Future Holdings Corp.

(Exact name of registrant as specified in its charter)

Texas	1-12833	75-2669310
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Competitive Holdings Company

(Exact name of registrant as specified in its charter)

Texas	1-34543	75-1837355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Intermediate Holding Company LLC

(Exact name of registrant as specified in its charter)

Texas	1-34544	26-1191638
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

(Address of principal executive offices, including zip code)

214-812-4600

(Registrants’ telephone number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

Exchange Offers and Consent Solicitation

On July 16, 2010, Energy Future Intermediate Holding Company LLC (“EFIH”), a subsidiary of Energy Future Holdings Corp. (“EFH Corp.”), and its wholly-owned subsidiary, EFIH Finance Inc., filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to exchange offers and consent solicitation for outstanding debt securities of EFH Corp. Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of EFH Corp. dated July 16, 2010, announcing such exchange offers and such consent solicitation. The information set forth below is contained in the prospectus that forms a part of the registration statement.

Selected Preliminary Financial Data for the Quarterly Period Ended June 30, 2010

Management of EFH Corp. and EFIH (collectively, the “Companies”) have prepared the selected preliminary financial data below in good faith based upon the most current information available to management. The Companies’ normal quarterly closing and financial reporting processes with respect to such preliminary financial data have not been fully completed. As a result, the actual financial results could be different from such preliminary financial data, and any differences could be material. The Companies expect to file their quarterly reports on Form 10-Q with the SEC on or about August 3, 2010. The Companies’ independent accountants have not performed their customary review procedures with respect to the preliminary financial data provided below, nor have they expressed any opinion or any other form of assurance on such information.

The preliminary financial data provided below for EFH Corp. reflects the investment in Oncor Holdings and its subsidiaries under the equity method of accounting for the 2010 period only, due to new accounting rules that resulted in the deconsolidation of Oncor Holdings and its subsidiaries as of January 1, 2010, which EFH Corp. adopted on a prospective basis as discussed in Note 3 to EFH Corp.’s historical condensed consolidated financial statements for the three months ended March 31, 2010. The prospective adoption resulted in EFH Corp.’s preliminary operating revenues provided below being lower in the 2010 period as compared to the 2009 period. The information presented below for EFIH reflects the investment in Oncor Holdings and its subsidiaries under the equity method of accounting for both periods because EFIH adopted the new accounting rules on a retrospective basis as discussed in EFIH’s historical condensed consolidated financial statements for the three months ended March 31, 2010.

While the financial data provided are preliminary and subject to change, EFH does not expect actual operating revenues for the three months ended June 30, 2010 to be different by more than 5% from the preliminary amount provided below. The Companies also do not expect actual net income (loss) and adjusted EBITDA for the three months ended June 30, 2010 to be different by more than 10% and 5%, respectively, from the preliminary amounts provided below. The preliminary net income (loss) amounts for the three months ended June 30, 2010 exclude non-cash asset impairment charges, although the Companies do not anticipate any such charges to be recorded in the period.

The preliminary financial data below has been prepared on a basis consistent with the Companies’ historical condensed consolidated financial statements for the three months ended March 31, 2010 included elsewhere in this prospectus. The results of operations for an interim period, including the preliminary interim financial data provided below, may not give a true indication of the results to be expected for a full year or any future period.

EFH Corp. Preliminary Financial Data

Selected preliminary financial data for EFH Corp. for the three months ended June 30, 2010 and actual data for the three months ended June 30, 2009 (amounts in millions) are provided in the table below:

	Three Months Ended
	June 30, 2010	June 30, 2009
Operating revenues	$1,993	$2,342
Net income (loss)	$(426)	$(155)
Adjusted EBITDA	1,303	$1,192

Preliminary Adjusted EBITDA (as defined below) for the twelve months ended June 30, 2010 and 2009 totaled $5,116 million and $4,689 million, respectively.

EFH Corp. management continues to evaluate the effect of declining wholesale power prices, due to lower natural gas prices, on the carrying value of goodwill related to the TCEH reporting unit. This evaluation may ultimately result in the recording of a non-cash goodwill impairment charge. Such charge, if any, would be recorded no sooner than in the three month period ended September 30, 2010.

As shown (in millions) in the table below, EFH’s available liquidity (excluding Oncor) at June 30, 2010 totaled $3.6 billion as compared to $3.8 billion at December 31, 2009.

	June 30, 2010 (Preliminary)	December 31, 2009	Change
Cash and cash equivalents	$1,211	$1,161	$50
TCEH Revolving Credit Facility (a)	1,939	1,721	218
TCEH Letter of Credit Facility	429	399	30

Subtotal	$3,579	$3,281	$298
Short-term investment (b)	—	490	(490)

Total liquidity	$3,579	$3,771	$(192)

(a)	As of June 30, 2010 and December 31, 2009, the TCEH Revolving Credit Facility includes $199 million and $141 million, respectively, of commitments from an affiliate of Lehman Brothers Holdings Inc. that is currently in bankruptcy that are only available from the fronting banks and the swingline lender.
(b)	December 31, 2009 amount includes $425 million cash investment (including accrued interest) and $65 million in letters of credit posted related to certain interest rate and commodity hedge transactions. Pursuant to the related agreement, the collateral was returned in March 2010.

Set forth below is a reconciliation (amounts in millions) of net income (loss) to EBITDA and then to Adjusted EBITDA for the three and twelve months ended June 30, 2010 (preliminary) and 2009 (actual). For more information on EBITDA and Adjusted EBITDA and why management believes Adjusted EBITDA is a useful measure, see note (a) below.

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009
Net income (loss) attributable to EFH Corp.	$(426)	$(155)	$(14)	$(4,951)
Income tax expense (benefit)	(237)	(48)	47	2,278
Interest expense and related charges	1,122	431	3,889	4,357
Depreciation and amortization	350	423	1,616	1,654

EBITDA (a)	$809	$651	$5,538	$3,338
Oncor EBITDA	—	(338)	(718)	(496)
Oncor distributions/dividends (b)	57	51	227	1,522
Interest income	—	(11)	(42)	(26)
Amortization of nuclear fuel	27	24	111	89
Purchase accounting adjustments (c)	58	83	280	394
Impairment of goodwill	—	—	—	8,090
Impairment of assets and inventory write down (d)	2	1	42	1,214
Net gain on debt exchange offers	(129)	—	(230)	—
Net income (loss) attributable to noncontrolling interests	—	16	36	(132)
Equity in earnings of unconsolidated subsidiary	(59)	—	(122)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	1	1	2
Unrealized net (gain) loss resulting from hedging transactions	145	320	(1,364)	(9,402)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(5)	—	(20)	—
Losses on sale of receivables	—	3	5	23
Noncash compensation expenses (e)	4	6	12	28
Severance expense (f)	—	1	5	11
Transition and business optimization costs (g)	—	8	3	40
Transaction and merger expenses (h)	11	25	63	80
Insurance settlement proceeds (i)	—	—	—	(21)
Restructuring and other (j)	6	6	(24)	41
Expenses incurred to upgrade or expand a generation station (k)	77	66	100	100

Adjusted EBITDA per Incurrence Covenant (l)	$1,003	$913	$3,903	$4,895
Add back Oncor adjusted EBITDA (reduced by Oncor distributions/dividends)	300	279	1,213	(206)

Adjusted EBITDA per Restricted Payments Covenant (m)	$1,303	$1,192	$5,116	$4,689

(a)	EBITDA refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain of EFH Corp.’s debt arrangements. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. EFH Corp. is providing its Adjusted EBITDA solely because of the important role that Adjusted EBITDA plays in respect of the certain covenants contained in its debt arrangements. EFH Corp. does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, EFH Corp. does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, EFH Corp.’s presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.
(b)	Twelve months ended June 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.
(c)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(d)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairments of land and the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.
(e)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(f)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(g)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(h)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor Group management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(i)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(j)	Restructuring and other for twelve months ended June 30, 2010 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities and for the twelve months ended June 30, 2009 includes a litigation accrual and a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and other restructuring initiatives and nonrecurring activities.
(k)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(l)	Calculated pursuant to the terms of the Old Notes Indenture, in particular the debt incurrence covenant, which excludes Oncor’s EBITDA, except to the extent distributions are received from Oncor.
(m)	Calculated pursuant to the terms of the Old Notes Indenture, in particular the restricted payments covenant, which includes Oncor’s EBITDA.

EFIH Preliminary Financial Data

Selected preliminary financial data for EFIH for the three months ended June 30, 2010 and actual for the three months ended June 30, 2009 (amounts in millions) are provided in the table below:

	Three Months Ended
	June 30, 2010	June 30, 2009
Net income	$11	$20
Adjusted EBITDA	357	329

4

Preliminary Adjusted EBITDA for the twelve months ended June 30, 2010 and 2009 totaled $1,440 million and $1,319 million, respectively. Set forth below is a reconciliation (amounts in millions) of net income (loss) to EBITDA and then to Adjusted EBITDA for the three and twelve months ended June 30, 2010 (preliminary) and 2009 (actual). For more information on EBITDA and Adjusted EBITDA and why management believes Adjusted EBITDA is a useful measure, see note (a) below.

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009
Net income (loss) attributable to EFIH	$11	$20	$78	$(556)
Income tax expense (benefit)	(25)	(23)	(96)	(90)
Interest expense and related charges	76	69	292	268
Depreciation and amortization	—		—	—

EBITDA (a)	$62	$66	$274	$(378)

Oncor EBITDA	—	—	—	—
Oncor distributions/dividends (b)	57	40	244	1,505
Interest income	(3)	—	(8)	(2)
Equity in earnings of unconsolidated subsidiary	(59)	(66)	(267)	380
Other	—	—	—	2

Adjusted EBITDA per Incurrence Covenant (c)	$57	$40	$243	$1,507
Add back Oncor Holdings adjusted EBITDA (reduced by Oncor Holdings distributions/dividends)	300	289	1,197	(188)

Adjusted EBITDA per Restricted Payments Covenant (d)	$357	$329	$1,440	$1,319

(a)	EBITDA refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under the indenture governing the EFIH 9.75% Notes due in 2019. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. EFIH is providing its Adjusted EBITDA solely because of the important role that Adjusted EBITDA plays in respect of certain covenants contained in the indenture governing the EFIH 9.75% Notes. EFIH does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, EFIH does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, EFIH’s presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.
(b)	Twelve months ended June 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.
(c)	Calculated pursuant to the terms of the indenture governing the EFIH 9.75% Notes, in particular the debt incurrence covenant, which excludes Oncor’s EBITDA, except to the extent distributions are received from Oncor.
(d)	Calculated pursuant to the terms of the indenture governing the EFIH 9.75% Notes, in particular the restricted payments covenant, which includes Oncor’s EBITDA.

Forward-Looking Statements

The information set forth in this report and in Exhibit 99.1 contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this current report that address activities, events or developments that EFH Corp., EFIH or Energy Future Competitive Holdings Company (“EFCH”) expect or anticipate to occur in the future (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although EFH Corp., EFIH and EFCH believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in EFH Corp.’s, EFIH’s and EFCH’s reports filed with the Securities and Exchange Commission (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein).

5

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibit No.	Description

	99.1	Press Release dated July 16, 2010

6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY FUTURE HOLDINGS CORP.

/s/ Stanley J. Szlauderbach
Name: Stanley J. Szlauderbach
Title: Senior Vice President and Controller

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

/s/ Stanley J. Szlauderbach
Name: Stanley J. Szlauderbach
Title: Senior Vice President and Controller

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

/s/ Stanley J. Szlauderbach
Name: Stanley J. Szlauderbach
Title: Senior Vice President and Controller

Dated: July 16, 2010

Exhibit 99.1

News Release

FOR IMMEDIATE

RELEASE

Energy Future Holdings Corp. and

Energy Future Intermediate Holding Company LLC

Announce Exchange Offers for

11.250%/12.000% Senior Toggle Notes due 2017 and

10.875% Senior Notes due 2017 of

EFH Corp. and

Related Consent Solicitation

DALLAS – July 16, 2010 – Energy Future Holdings Corp. (“EFH Corp.”) announced today that its direct, wholly-owned subsidiary, Energy Future Intermediate Holding Company LLC (“EFIH”), and EFIH’s direct, wholly-owned subsidiary, EFIH Finance Inc. (“EFIH Finance” and, together with EFIH, the “Offerors”), are commencing exchange offers (the “Exchange Offers”) to exchange the outstanding 11.250%/12.000% Senior Toggle Notes due 2017 and 10.875% Senior Notes due 2017 of EFH Corp. (collectively, the “Old Notes”) for up to $2.18 billion aggregate principal amount of 10.000% Senior Secured Notes due 2020 to be issued by the Offerors (the “New Senior Secured Notes”) and an aggregate of $500 million in cash, upon the terms and subject to the conditions set forth in the prospectus relating to the Exchange Offers (the “Prospectus”) and the related Consent and Letter of Transmittal. The maximum aggregate principal amount of New Senior Secured Notes issuable in the Exchange Offers, which is referred to herein as the “Maximum Exchange Amount,” will not exceed $2.18 billion.

The purpose of the Exchange Offers is to reduce the outstanding principal amount, reduce interest expense and extend the weighted average maturity, of the long-term debt of EFH Corp. and its subsidiaries.

Concurrent with the Exchange Offers, and upon the terms and subject to the conditions more fully described in the Prospectus and the related Consent and Letter of Transmittal, EFH Corp. is soliciting (the “Consent Solicitation”) consents (the “Consents”) from holders of Old Notes to certain proposed amendments (the “Proposed Amendments”) to the indenture pursuant to which the Old Notes were issued. The Proposed Amendments are summarized below.

On July 15, 2010, EFH Corp., EFIH and EFIH Finance entered into exchange agreements with certain institutional investors that are holders of certain of the Old Notes, pursuant to which such holders agreed to participate in the Exchange Offers and the Consent Solicitation. EFH Corp. and the Offerors expect that such holders will tender and deliver consents in respect of approximately $2.3 billion aggregate principal amount of Old Notes, representing approximately 52% of the aggregate principal amount of outstanding Old Notes, in the Exchange Offers and the Consent Solicitation pursuant to these agreements. As a result of these agreements to participate in the Exchange Offers and the Consent Solicitation, it is expected that no additional Old Notes would need to be validly tendered (and not validly withdrawn) in the Exchange Offers or related Consents validly delivered (and not validly revoked) in the Consent Solicitation for the minimum condition to the Exchange Offers to be satisfied and to obtain the requisite Consents to adopt the Proposed Amendments.

Upon the terms and subject to the conditions of the Exchange Offers, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn), the participating holders of Old Notes will be eligible to receive, the following:

(i)	for Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date (defined below) and accepted for exchange, a principal amount of New Senior Secured Notes and cash equal, in the aggregate, to the “Total Consideration Amount” as listed in the table below under “Total Consideration Amount if Tendered At or Prior to the Early Tender Date,” with the amount of New Senior Secured Notes (the “Total Notes Consideration”) and the amount of cash (the “Total Cash Consideration”) comprising the Total Consideration Amount depending on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date, and

(ii)	for Old Notes validly tendered (and not validly withdrawn) after the Early Tender Date and at or prior to the Expiration Date (defined below) and accepted for exchange, New Senior Secured Notes, referred to as the “Exchange Consideration” as listed in the table below under “Exchange Consideration if Tendered After the Early Tender Date and At or Prior to the Expiration Date.” No cash consideration will be payable with respect to Old Notes that are validly tendered after the Early Tender Date.

CUSIP/ISIN	Outstanding Principal Amount (in millions)	Issuer	Title of Old Notes	Total Consideration Amount if Tendered At or Prior to the Early Tender Date (1)	Aggregate Consideration, Including Consent Payment, if Tendered At or Prior to the Early Tender Date (2)	Exchange Consideration if Tendered After the Early Tender Date and At or Prior to the Expiration Date (1)

292680 AD7 / US292680 AD70	$2,705	EFH Corp.	11.250%/12.000% Senior Toggle Notes due 2017	$720.00	$722.50	$670.00

292680 AC9 / US292680 AC97 and 292680 AA3 / US292680 AA32	$1,787	EFH Corp.	10.875% Senior Notes due 2017	$785.00	$787.50	$735.00

(1)	Consideration per $1,000 principal amount of Old Notes. Excludes the consent payment of $2.50 per $1,000 principal amount of Old Notes payable in cash with respect to Consents received at or prior to the Consent Date (defined below), subject to the requisite Consents being received in respect of the Old Notes Indenture (defined below) and a supplemental indenture contemplated by the Consents being executed and delivered by the parties thereto.
(2)	Includes the consent payment of $2.50 per $1,000 principal amount of Old Notes payable in cash with respect to Consents received at or prior to the Consent Date, subject to the requisite Consents being received in respect of the Old Notes Indenture (as defined below) and a Supplemental Indenture (as defined below) being executed and delivered by the parties thereto.

The aggregate amount of cash payable as the aggregate Total Cash Consideration in the Exchange Offers is $500 million, which amount may be reduced as a result of proration, if any, or withdrawals after the Early Tender Date of Old Notes previously validly tendered (and not validly withdrawn) at or prior to the Early Tender Date. The potential reduction of this cash amount will not change the amount of Total Cash Consideration to be paid in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and that will be announced by press release promptly after the Early Tender Date and in any event at least ten business days prior to (and including) the Expiration Date. This aggregate amount of cash will be paid as the Total Cash Consideration in exchange for Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange such that each 10.875% Senior Note due 2017 of EFH Corp. (the “Old Cash-Pay Notes”) and each 11.250%/12.000% Senior Toggle Note due 2017 of EFH Corp. (the “Old Toggle Notes”) validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange will receive the same percentage of its Total Consideration Amount in cash. The portion of the Total Consideration Amount paid in cash will correspondingly reduce on a dollar basis the principal amount of the Total Consideration Amount for each issue of Old Notes that is comprised of Total Notes Consideration.

The Offerors will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New Senior Secured Notes to a participating holder. Furthermore, the aggregate principal amount of New Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. The rounded amount will be the principal amount of New Senior Secured Notes a participating holder will receive, and no additional cash will be paid in lieu of any principal amount of New Senior Secured Notes not received as a result of such rounding down.

At the time of the commencement of the Exchange Offers, the Total Consideration Amount for the Old Cash-Pay Notes equals the minimum Total Cash Consideration of $146.46 per $1,000 principal amount of Old Cash-Pay Notes and the maximum Total Notes Consideration of $638.54 principal amount of New Senior Secured Notes payable per $1,000 principal amount of Old Cash-Pay Notes, which amounts would be payable if all of the Old Notes were tendered at or prior to the Early Tender Date and Old Notes are accepted for exchange. At the time of the commencement of the Exchange Offers, the Total Consideration Amount for the Old Toggle Notes equals the minimum Total Cash Consideration of $134.33 per $1,000 principal amount of Old Toggle Notes and the maximum Total Notes Consideration of $585.67 principal amount of New Senior Secured Notes payable per $1,000 principal amount of Old Toggle Notes, which amounts would be payable if all of the Old Notes were tendered at or prior to the Early Tender Date and Old Notes are accepted for exchange. The definitive amount of the Total Notes Consideration and the Total Cash Consideration per $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange will be announced by press release promptly after the Early Tender Date and in any event at least ten business days prior to (and including) the Expiration Date.

1. Terms of the Consent Solicitation

a. The Consent Solicitation

EFH Corp. is soliciting Consents with respect to the Indenture, dated as of October 31, 2007, by and among EFH Corp., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, pursuant to which the Old Notes were issued, as amended and supplemented (the “Old Notes Indenture”).

Old Notes validly tendered pursuant to the Exchange Offers (and not validly withdrawn) at or prior to the Consent Date will be deemed to include Consents to the Proposed Amendments. Holders may not validly tender Old Notes in the Exchange Offers at or prior to the Consent Date without delivering the related Consents in the Consent Solicitation, but holders may tender Old Notes after the Consent Date and at or prior to the Expiration Date without delivering Consents with respect to such Old Notes. However, holders tendering Old Notes after the Early Tender Date will not be eligible to receive the applicable Total Consideration Amount for such Old Notes, including the Total Cash Consideration, or the cash consent payment described below. Likewise, holders of Old Notes may not deliver Consents in the Consent Solicitation without validly tendering their Old Notes in the Exchange Offers at or prior to the Consent Date and may only validly revoke Consents by validly withdrawing the previously tendered related Old Notes at or prior to the Consent Date or by revoking Consents after the Consent Date and prior to the execution of the supplemental indenture.

b. Proposed Amendments; Waiver

The Proposed Amendments would eliminate substantially all of the restrictive covenants contained in the Old Notes Indenture and the Old Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions, including certain provisions relating to defeasance contained in the Old Notes Indenture and the Old Notes that would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event. In addition to the foregoing, execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver by a consenting holder of the Old Notes with respect to all claims against EFH Corp., the guarantors of the Old Notes and certain affiliates of EFH Corp. of any breach, default or event of default that may have arisen under the Old Notes Indenture.

c. Requisite Consents

In order to be adopted with respect to the Old Notes, the applicable Proposed Amendments must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of the Old Notes, voting together as a single class. EFH Corp. will pay cash consideration for Consents as described below.

d. Consent Date

To deliver Consents pursuant to the Consent Solicitation, holders must validly tender (and not validly withdraw) their Old Notes, and thereby deliver Consents related to such Old Notes, at or prior to 5:00 p.m., New York City time, on July 29, 2010 (such time and date, as the same may be extended by EFH Corp., the “Consent Date”). If the requisite Consents are received and a supplemental indenture for the Old Notes is executed, EFH Corp. will pay to each holder, in respect of such holder’s Old Notes as to which Consents are validly delivered and not validly revoked at or prior to the Consent Date, a cash consent payment of $2.50 per $1,000 principal amount of such Old Notes. Such consent payment is in addition to any Total Consideration Amount or Exchange Consideration that may be payable to a holder in respect of its Old Notes accepted for exchange. Consent payments are not subject to proration. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the Exchange Offers but is subject to receipt of the requisite Consents and execution and delivery of the related supplemental indenture. If the Exchange Offers are terminated, the Proposed Amendments in any executed supplemental indenture will not become operative.

2. Terms of the Exchange Offers

a. Maximum Exchange Amount

The maximum aggregate principal amount of New Senior Secured Notes issuable in the Exchange Offers will not exceed $2.18 billion. Subject to applicable law, the Offerors reserve the right, but are not obligated, to increase or decrease the Maximum Exchange Amount. The terms of the Exchange Offers are described more fully in the Prospectus and the related Consent and Letter of Transmittal.

b. Early Tender Date

Upon the terms and subject to the conditions of the Exchange Offers described in the Prospectus, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, (i) participating holders who validly tender (and do not validly withdraw) their Old Notes at or prior to 5:00 p.m., New York City time, on July 29, 2010 (such time and date, as it may be extended by the

Offerors, the “Early Tender Date”) and whose Old Notes are accepted by the Offerors in the Exchange Offers will be eligible to receive the applicable consideration set forth in the table above under the heading “Total Consideration Amount if Tendered At or Prior to the Early Tender Date” in respect of each $1,000 principal amount of Old Notes accepted for exchange, and (ii) participating holders who validly tender their Old Notes after the Early Tender Date and at or prior to the Expiration Date and whose Old Notes are accepted by the Offerors in the Exchange Offers will be eligible to receive the applicable consideration set forth in the table above under the heading “Exchange Consideration if Tendered After the Early Tender Date and At or Prior to the Expiration Date” in respect of each $1,000 principal amount of Old Notes accepted for exchange. No cash consideration will be payable with respect to Old Notes that are validly tendered after the Early Tender Date.

c. Withdrawal Rights; Revocation Rights

A holder may withdraw the tender of such holder’s Old Notes at any time prior to the Expiration Date (and, if not previously accepted for exchange, after the expiration of 40 business days from July 16, 2010) as set forth in the Prospectus. The withdrawal of any Old Notes at or prior to the Consent Date will constitute a revocation of the related Consents. Consents may not be validly revoked prior to the Consent Date except by validly withdrawing the previously tendered Old Notes at or prior to the Consent Date. Consents may be validly revoked after the Consent Date by revoking such Consents prior to the execution and delivery of the supplemental indenture relating to the Proposed Amendments. Any Consents that are not validly revoked at or prior to the later of the Consent Date and the execution and delivery of such supplemental indenture may not be revoked thereafter.

d. Expiration Date

The Exchange Offers for the Old Notes will expire at midnight, New York City time, on August 12, 2010 (such time and date, as it may be extended by the Offerors, the “Expiration Date”).

3. Important Information Regarding the New Senior Secured Notes

a. Accrued Interest

The New Senior Secured Notes will accrue interest at the rate of 10.000% per annum from and including the settlement date for the Exchange Offers. Interest on the New Senior Secured Notes is payable on June 1 and December 1 of each year, commencing on December 1, 2010. Holders who receive New Senior Secured Notes in exchange for their Old Cash-Pay Notes will also receive, with respect to any such Old Cash-Pay Notes accepted for exchange, an amount equal to accrued and unpaid interest, if any, in cash, from the last applicable interest payment date to, but not including, the settlement date. Holders who receive New Senior Secured Notes in exchange for their Old Toggle Notes will not separately receive any accrued and unpaid payment-in-kind interest with respect to any of their Old Toggle Notes accepted for exchange because the amount of such accrued interest through the anticipated settlement date for the Exchange Offers has been included in determining the consideration being offered in the Exchange Offers for the Old Toggle Notes. If the settlement date occurs later than August 17, 2010, then the consideration being offered in the Exchange Offers for the Old Toggle Notes will be adjusted to account for the additional interest accrued after such date to, but not including, the settlement date.

b. Guarantees and Security

The New Senior Secured Notes will not be guaranteed. However, the New Senior Secured Notes will be secured by the Collateral (as defined in the Prospectus) on a first priority lien basis, equally and ratably with the 9.75% Senior Secured Notes due 2019 of EFIH and EFIH Finance and EFIH’s guarantees of the 9.75% Senior Secured Notes due 2019 of EFH Corp. and the 10.000% Senior Secured Notes due 2020 of EFH Corp.

4. Conditions to the Exchange Offers

The Exchange Offers are conditioned on at least a majority of the outstanding aggregate principal amount of Old Notes being validly tendered (and not validly withdrawn) at or prior to the Expiration Date. The Exchange Offers and the Consent Solicitation are also subject to the satisfaction or waiver of a number of other conditions as set forth in the Prospectus, including the condition applicable to the Exchange Offers (which condition cannot be waived) that the Registration Statement (as defined below), of which the Prospectus forms a part, has been declared effective by the Securities and Exchange Commission (“SEC”). Subject to applicable law, the Offerors have the right to terminate or withdraw the Exchange Offers and EFH Corp. has the right to terminate or withdraw the Consent Solicitation, at any time and for any reason, including if any of the conditions described in the Prospectus are not satisfied or waived by the Expiration Date or Consent Date, as applicable.

5. Additional Information

The Offerors filed a registration statement on Form S-4 (as it may be amended from time to time, the “Registration Statement”) relating to the Exchange Offers and the Consent Solicitation with the SEC on July 16, 2010. The Registration Statement has not yet become effective and the New Senior Secured Notes may not be issued, nor may the Exchange Offers be completed, until such time as the Registration Statement has been declared effective by the SEC and is not subject to a stop order or any proceedings for that purpose.

We urge holders to read the Prospectus relating to the Exchange Offers and the Consent Solicitation prior to making a decision to tender any of their Old Notes or otherwise make an investment decision with respect to the New Senior Secured Notes because it contains important information regarding the Exchange Offers and the Consent Solicitation.

Copies of the preliminary prospectus relating to the Exchange Offers and the Consent Solicitation, which is contained in the Registration Statement, and the related Consent and Letter of Transmittal will be made available to all holders of Old Notes free of charge and may be obtained from Global Bondholder Services Corporation, the Information Agent for the Exchange Offers, at (866) 387-1500 (U.S. toll free) or (212) 430-3774. Citi and Goldman, Sachs & Co. are acting as the lead dealer managers in connection with the Exchange Offers and the lead solicitation agents in connection with the Consent Solicitation, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., and Morgan Stanley & Co. Incorporated are also acting as dealer managers and solicitation agents, in each case, as described in the Prospectus. For additional information, you may contact Citi at (800) 558-3745 (U.S. toll free) or (212) 723-6106 (collect) or Goldman, Sachs & Co. at (800) 828-3182 (U.S. toll free) or (212) 902-5183 (collect). The Prospectus and the related Consent and Letter of Transmittal will also be available free of charge at the SEC’s website at www.sec.gov.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

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About EFH Corp.

EFH Corp. is a Dallas-based holding company engaged in competitive and regulated energy market activities, primarily in Texas. Its portfolio of competitive businesses consists primarily of TXU Energy, a retail electricity provider with more than 2 million customers in Texas, and Luminant, which is engaged largely in power generation and related mining activities, wholesale power marketing and energy trading. Luminant has 18,300 MW of generation in Texas, including 2,300 MW fueled by nuclear power and 8,000 MW fueled by coal. Luminant is also the largest purchaser of wind-generated electricity in Texas and fifth largest in the United States. EFH Corp.’s regulated operations consist of Oncor, which operates the largest electricity distribution and transmission system in Texas with more than three million delivery points, 102,000 miles of distribution conductors and 15,000 miles of transmission lines. While EFH Corp. indirectly owns approximately 80 percent of Oncor, the management of Oncor reports to a separate board with a majority of directors that are independent from EFH Corp.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this press release that address activities, events or developments that EFH Corp. or the Offerors expect or anticipate to occur in the future, including the Exchange Offers and Consent Solicitation (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although EFH Corp. and the Offerors believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the Prospectus and EFH Corp.’s and EFIH’s reports filed with the SEC (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein).

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Investor Relations:		Corporate Communications:

Rima Hyder 214.812.5090	Bill Huber 214.812.2480	Lisa Singleton 214.812.5049